Exhibit 99.1
Canadian Solar Updates 1Q10 Performance;
Postpones June 2 Quarterly Call
Ontario, Canada, June 1, 2010 — Canadian Solar Inc. (the “Company,” “we” or “Canadian Solar”) (NASDAQ:CSIQ), one of the world’s largest solar companies, today updated its 1Q 2010 performance and guidance for 2Q 2010 and the second half of 2010. The Company has postponed the release of its full financial results for the first quarter ended March 31, 2010 and its quarterly conference call, scheduled for June 2, as a result of the commencement of an investigation by the Audit Committee of the Company’s Board of Directors. While the investigation is ongoing, the Company is updating preliminary first quarter operating results.
The investigation was launched after the Company received a subpoena from the Securities and Exchange Commission (“SEC”) requesting documents from the Company relating to, among other things, certain sales transactions in 2009. The Audit Committee has retained outside counsel and independent forensic accountants to assist in reviewing, among other things, the transactions described in the subpoena. The Company has been, and intends to continue, fully cooperating with the SEC.
Preliminary First Quarter Operating Results
The Company shipped an estimated 186.4 MW of modules during Q1 2010.
4Q09 and FY09 Revisions
The Company may revise the 4Q09 net revenues numbers due to the company’s intention to recognize sales only after receiving full cash payments from certain customers and due to certain subsequent return of goods after the quarter end. These sales transactions are deferred to Q1 and Q2 of 2010. Full year 2009 net revenues may be revised accordingly.
1Q10 shipments were to all of the principal geographic markets for the solar industry, with Europe continuing to be the Company’s largest market. Shipments to that region grew very strongly in the quarter, partially due to increased demand ahead of Germany’s proposed feed-in-tariff reduction.
Dr. Shawn Qu, Chairman and CEO of Canadian Solar, commented: “Market demand was very strong in the first quarter. We reached record-high shipment levels in Q1, which we believe demonstrates the success of our diversified sales channels and our strong brand name recognition. Our performance also reflects the advantage of our flexible vertical integration model, which allowed us to quickly tap our suppliers in order to capture sales opportunities. On the other hand, the unexpected depreciation of the Euro combined with a higher ratio of external purchased cells put pressure on our margins. We have taken steps to stabilize and improve our margin structure. These steps include the following:

•	We have implemented a more robust foreign currency hedging plan, raising our hedging level to more than 90% of our expected Q2 cash flow. We are now hedging well into Q3.

•	We are on track to expand our internal cell capacity from the current 420MW to 700MW.

•	We intend to commence ramping up our new cell lines on July 1st and complete the ramping up process in September;

•	We have successfully revamped our ingot and wafer plant and expect it to contribute positively to our P&L in 2Q10;

•	We will take advantage of our global market profile and increase sales in non-Euro currencies.”
Dr. Qu continued: “Canadian Solar plans to be proactive in our hedging practices as we work to mitigate the impact of continued currency volatility. We have hedged a very large percentage of our expected Euro exposure for 2Q10 and 3Q10. This will improve our earnings visibility and mitigate some of the near term impact of foreign exchange on our financial performance. We had a high customer concentration in Germany in 1Q10 and early 2Q10 in order to help customers to meet their project deadlines as much as possible. However, Canadian Solar has a well-diversified global customer profile and we have now started to shift our focus to non-German customers and conduct U.S. dollar-denominated sales with certain European customers. We expect to realize a higher percentage of our sales in non-Euro currencies starting this June. We are also evaluating other natural hedges, including Euro-denominated purchases of polysilicon and wafers. We expect purchase prices for wafer and cell to be slightly higher in 2Q10 compared with 1Q10, while polysilicon prices appear to be stable. We have increased Euro module prices in 2Q10 slightly to adjust for this.”
Operations Update
•	Conversion Efficiency: We began commercial manufacturing of enhanced selective emitter (“ESE”) modules in March 2010. We have shipped over 3.0 MW of ESE modules to date. Conversion efficiencies have approached 18% in initial production runs. We expect to increase our ESE cell production capacity to 120 MW by the end of the third quarter.

•	Module Capacity: We increased our module production capacity from 820 MW at the end of 2009 to 1.3 GW at the end of May 2010.

•	Cell Capacity: We currently have 420 MW of internal solar cell production capacity. We expect to reach 700 MW of internal solar cell production capacity by September 2010.

•	Ingot and Wafer Capacity: Our internal ingot and wafer operation stopped incurring losses in 1Q10. The furnaces have been repaired and the plant is expected to contribute to our margins in 2Q10. We expect to produce approximately 30 MW to 35 MW of wafers internally in 2Q10.

•	Ratio of Internal Cell Production: In 1Q10 we manufactured approximately 50% of the cells we used in the quarter internally. In 2Q10 we expect to produce approximately 110 MW of cells internally representing approximately 60% of our 2Q10 shipments. By 4Q10 we expect to produce approximately 165 MW of cells internally, representing approximately 70% of our expected 4Q10 shipments.

Recent Developments
•	We have entered into an insurance arrangement for our 25-year module performance warranty, providing an irrevocable policy-based warranty to our customers.

•	We received 176 MW of initial contract offers in the Province of Ontario. We expect to develop and sell these projects in 2011 and 2012. We are building a 100 MW module plant in Ontario to satisfy local content requirements.
Outlook for 2Q10 and H2 2010
The following guidance is based on the Company’s current views with respect to operating and market conditions, its current order book and customer forecasts, which are subject to change. In addition to these risks and the risks described below, the risks to our guidance include changes in foreign exchange, product and materials pricing and the project financing environment.
•	Q2 2010 Guidance: We expect shipments to be 170 MW to 180 MW in the second quarter of 2010, with anticipated gross margins of 13% — 14%.

•	H2 2010 Guidance: We expect shipments in the second half of 2010 to exceed shipments in the first half of 2010. Margins may improve by the second half of 2010 due to increased vertical integration and improvements in our processing costs, provided there is no further deterioration in the Euro or supply shortage, among other factors.

•	Full-year Guidance: We expect to be supply constrained until late 2010 given the strong market demand for our products. For the full year 2010, however, we are increasing our shipments guidance from the prior range of 600 MW to 700 MW to 700 MW to 800 MW.
About Canadian Solar Inc. (NASDAQ:CSIQ)
Canadian Solar Inc. is one of the world’s largest solar companies. As a leading vertically integrated provider of ingot, wafer, solar cell, solar module and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, visit http://www.canadiansolar.com.
Contacts:

In Canada	In the U.S.
Alex Taylor, IR Director Canadian Solar Inc. Tel: +1-519 954 2057 Fax: +1-519-954-2597 ir@canadiansolar.com	David Pasquale Global IR Partners Tel: +1-914-337-8801 csiq@globalirpartners.com
Safe Harbor/Forward-Looking Statements
Certain statements in this press release including statements regarding our expected future shipment volumes, gross and net margins, manufacturing capacities and cell conversion efficiencies, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the SEC and internal investigations described above as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on June 8, 2009, as amended by its report on Form 20-F/A filed on October 14, 2009. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.